UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Creative Media & Community Trust Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

125525584

(CUSIP Number)

Daniel M. Negari

2121 E. Tropicana Avenue, Suite 2

Las Vegas, Nevada 89119

(702) 900-2999

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

The 1 8 999 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		624,045
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

624,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

624,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

XYZ LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		750,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

Daniel M. Negari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,374,045
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,374,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,374,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

The Insight Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

Michael R. Ambrose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		757,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

757,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

757,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 125525584

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer directly owned by the 18999 Trust, XYZ and the Insight Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 624,045 Shares directly owned by the 18999 Trust is approximately $3,428,981, including brokerage commissions. The aggregate purchase price of the 750,000 Shares directly owned by XYZ is approximately $5,568,626, including brokerage commissions. The aggregate purchase price of the 7,000 Shares directly owned by the Insight Trust is approximately $50,678, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 17, 2023, Mr. Negari delivered a letter (the “Offer Letter”) to the Board of Directors of the Issuer (the “Board”) pursuant to which Mr. Negari proposed to acquire all of the outstanding Shares of the Issuer for $8.88 per Share in cash (the “Proposal”), representing a substantial premium of nearly 110% to the Issuer’s most recent closing price of $4.23 and over 103% to the Issuer’s 30-day average closing price of $4.386. As stated in the Offer Letter, the Proposal is conditioned upon satisfactory completion of due diligence typical for such a transaction, as well as obtaining all necessary consents, approvals and waivers required to complete the transaction with the Issuer. In the Offer Letter, Mr. Negari made clear that he believes that the Proposal represents the best opportunity for stockholders to maximize the value of their investment in the Issuer on a risk-adjusted basis, particularly in light of recent capital allocation blunders made by the Board as explained in the Offer Letter. Mr. Negari noted that he intends to evaluate all of his options and take appropriate action with respect to the Issuer should he not receive a favorable response to the Proposal from the Board.

The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the Offer Letter, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 22,737,853 Shares outstanding as of March 22, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2023.

(a)                As of the date hereof, the 18999 Trust directly beneficially owned 624,045 Shares, constituting approximately 2.7% of the outstanding Shares.

As of the date hereof, XYZ directly beneficially owned 750,000 Shares, constituting approximately 3.3% of the outstanding Shares.

CUSIP No. 125525584

Mr. Negari, as trustee of the 18999 Trust and a manager and an owner of XYZ, may be deemed to beneficially own the 624,045 Shares beneficially owned by the 18999 Trust and the 750,000 Shares beneficially owned by XYZ, constituting approximately 6.0% of the outstanding Shares.

As of the date hereof, the Insight Trust directly beneficially owned 7,000 Shares, constituting less than 1% of the outstanding Shares.

Mr. Ambrose, as trustee of the Insight Trust and an owner of XYZ, may be deemed to beneficially own the 7,000 Shares beneficially owned by the Insight Trust and the 750,000 Shares beneficially owned by XYZ, constituting approximately 3.3% of the outstanding Shares.

An aggregate of 1,381,045 Shares, constituting approximately 6.1% of the Shares outstanding, are reported in this Amendment No. 1 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Offer Letter, dated April 17, 2023.

CUSIP No. 125525584

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2023

The 1 8 999 Trust

By:	/s/ Daniel M. Negari
	Name:	Daniel M. Negari
	Title:	Trustee

XYZ LLC

By:	/s/ Daniel M. Negari
	Name:	Daniel M. Negari
	Title:	Manager

/s/ Daniel M. Negari
Daniel M. Negari

The Insight Trust

By:	/s/ Michael R. Ambrose
	Name:	Michael R. Ambrose
	Title:	Trustee

/s/ Michael R. Ambrose
Michael R. Ambrose

CUSIP No. 125525584

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

the 1 8 999 trust

Purchase of Common Stock	37,191	4.5578[1]	03/13/2023
Purchase of Common Stock	100	4.4400	03/15/2023
Purchase of Common Stock	100	4.5000	03/15/2023
Purchase of Common Stock	800	4.4500	03/21/2023
Purchase of Common Stock	500	4.3500	03/22/2023
Purchase of Common Stock	1,500	4.3600	03/22/2023
Purchase of Common Stock	364	4.3000	03/22/2023
Purchase of Common Stock	366	4.2000	03/23/2023
Purchase of Common Stock	70	4.2000	03/24/2023
Purchase of Common Stock	4,700	4.5014	03/27/2023
Purchase of Common Stock	100	3.9900	03/28/2023
Purchase of Common Stock	400	3.9700	03/28/2023
Purchase of Common Stock	500	3.9500	03/28/2023
Purchase of Common Stock	5,500	4.0446[2]	03/31/2023
Purchase of Common Stock	11,000	4.0600	04/03/2023
Purchase of Common Stock	2,000	4.0500	04/03/2023
Purchase of Common Stock	519	4.0800	04/04/2023
Purchase of Common Stock	481	4.1300	04/05/2023
Purchase of Common Stock	500	4.1200	04/05/2023
Purchase of Common Stock	54,199	4.2200	04/13/2023
Purchase of Common Stock	10,000	4.2100	04/13/2023
Purchase of Common Stock	15,045	4.2000	04/13/2023
Purchase of Common Stock	423	4.2400	04/13/2023
Purchase of Common Stock	10,000	4.2000	04/14/2023

 1 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $4.5000 to $4.6000. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

2 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $4.0000 to $4.0500. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.